

BOND NO. 106621525

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1	**INSURED:**

GREAT ELM CAPITAL CORP.

Principal Address:
800 SOUTH ST STE 230
WALTHAM, MA 02453-1445

(hereinafter, "Insured")

ITEM 2	**POLICY PERIOD:**

Inception Date: July 31, 2022   Expiration Date: July 31, 2023
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	**ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
  P.O. Box 2989
  Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
  One Tower Square, S202A
  Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT		SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY			
Coverage A.1.	Larceny or Embezzlement	$1,000,000	$0
Coverage A.2.	Restoration Expenses	$1,000,000	$10,000

B. ON PREMISES	$1,000,000	$10,000
C. IN TRANSIT	$1,000,000	$10,000
D. FORGERY OR ALTERATION	$1,000,000	$10,000
E. SECURITIES	$1,000,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$10,000
G. CLAIM EXPENSE	$25,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$1,000,000	$10,000
Coverage I.2. Fraudulent Instructions	$1,000,000	$10,000
Coverage I.3. Restoration Expense	$1,000,000	$10,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

ITEM 5   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19003-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422

PRODUCER INFORMATION:

WOODRUFF-SAWYER & CO
2 PARK PLAZA STE 500
IRVINE, CA 92614

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.



President   Corporate Secretary